OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Perserbid Inc.

4 Phillip Court
Johnson City, TN 37604

www.perserbid.com

10000 shares of Class B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070,000 shares of common stock ($1,070,000)

Minimum 10,000 shares of common stock ($10,000)

Company	Perserbid Inc, a corporation formed under the laws of the state of Tennessee, originally organized as Perserbid LLC, a Tennessee limited liability company on February 10, 2014, and converted to a corporation on May 8, 2017.
Corporate Address	4 Phillip Court, Johnson City, TN 37604
Description of Business	Bidding System for Homeowners to Find, Select, and Review Contractors
Type of Security Offered	Class B Common Stock (Non-Voting)
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$500 or 500 Shares

*For any investor purchasing and/or holding less than 5,000 Class B non-voting shares, the company retains a call option to repurchase these shares at a 50% valuation premium ($1.50/share) for 2 years after the closing of the raise.

Perks/Conditions

Early Bird Perk - First 100 Investors Receive 2 Invitations to Investor Social.

$500 Perserbid Logo Knife (see picture in timeline) + 50% Off Homeowner Platform Usage Fee for Life

$2,500 Perserbid Embroidered Golf Shirt + All Perks Above

$5,000 Invitation for 2 to Investor Social + All Perks Above

$15,000** Founding Investor Plaque, An Extra 2 Invitations to Investor Social + All Perks Above

$50,000** Personal Meeting with Management Team, Extra 25% Off Service Fees for Life (75% total discount) + All Perks Above

$100,000 Pro-Rata Rights*** + Extra 25% Service Fees for Life (No Homeowner Usage

Fee for Life) + All Perks Above

**All perks occur after the offering has been completed.*

All investment levels come with 50% off homeowner platform usage fee for life. This designation is transferable to anyone within the first year after the close of equity crowdfunding. The perk remains with the original owner or whomever the owner transfers to, subject to the one year transferability period, for life, even if your shares are sold and/or repurchased by the company.

**We have applied and been approved for the TN Angel Tax Credit. This is a 33% credit against Hall income tax liability. Our ATC code is 17031. The investor must submit an application form for approval and do so within 60 days of investment. Form can be found here https://launchtennesseettdc.formstack.com/forms/atcinvestor. FAQ can be found here http://launchtn.org/investors/capital/angel-tax-credit/faqs/. We are not offering personal financial planning nor tax advice so please understand if/how this applies to your situation prior to investing.

***Pro-Rata Rights are defined as the option to purchase the same percentage of shares on future funding rounds. For instance, an investment of $100,000 divided by $11,070,000 post-money valuation would receive an option to buy .903% of future shares offered at the offered price at that time.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Perserbid is a marketplace for homeowners to connect with contractors by posting jobs, selecting a contractor, setting up payment milestones, and communicating through the process. Our mission is to be the trusted resource for intermediating relationships between homeowners and contractors. We are different from other lead services in that we hold payments in escrow and encourage project payment milestones to be setup before it begins. With milestones, the homeowner and contractor can drive communication before a job is done and enforce that through a defined payment process.

Business Model

Perserbid earns revenue by charging fees on both the homeowner and contractor as jobs are completed. The initial rates are set at 6% for the homeowner and 3% for the contractor. We are differentiated from some of our lead services competition by not charging upfront fees to join, monthly fees, a contractual annual fee, or fees per set of leads. Parties only pay us after work has been done.

Market Size

Home services in the United States is a $400 Billion plus annual market. As another data point, Home Depot, the home improvement supplier, is running at an annual rate of approximately $100 Billion in sales in North America in 2017. A mix of products such as these, labor, and profits roll-up into the home services industry figures.

Competition

The company faces competition from other lead services companies, personal word-of-mouth referral networks, and existing contractor-homeowner relationships. The majority of this market is served through word-of-mouth referral networks. This is our target market. We want to become the trusted go-to option for these networks by providing options, information, communication accessibility, and a more secure milestone and payments system.

Liabilities and Litigation

The company is not aware of it's involvement in any litigation or pending litigation. The company has no short or long-term debt.

The team

Officers and directors

Edwin Williams	CEO/Director
Robert Pryately	CFO/Director
Matt Mayfield	COO/Director

Edwin Williams
Edwin founded Perserbid, a software as a service platform focused on the construction industry (Johnson City, TN), and worked through proof-of-concept and managed beta users. He also recruited Robert and Matt to complement overall team skills. Entrepreneurial activities are at his core. He is also the co-founder of Startup Tri-Cities, establishing and growing an entrepreneurial ecosystem in Northeast TN. This ecosystem should pay dividends as a local recruitment base as we expand our staffing needs. Edwin has been the President, CEO and Director of Perserbid LLC since its inception in 2014 and managed the conversion to Perserbid Inc in 2017. Edwin

continues to lead the company as President and CEO today. He loves activities such as kickball, cycling, and MMA.

Robert Pryately
Robert is a multifaceted yet disciplined businessman, with a passion for changing the world and internally, talent development. He brings robust set of experience across both small and large organizations in sales, account management, and financial analysis. From 2007-2014 Robert worked at Kinexo, formerly International Traders Inc (Rocky Mount, NC), a redistributor focused on the food and hospitality industries. He began his career as a Business Analyst and continued as a National Account Manager, managing corporate relationships. From 2014-2016 Robert was a full-time MBA student at Vanderbilt Owen Graduate School of Management, graduating in May 2016. From June 2016 to June 2017, he held two financial analysis positions at Eastman Chemical Company, a global chemical company (Kingsport, TN). From June 2016 to December 2016 he analyzed a $200M+ annual business unit and from December 2016 to June 2017 he worked across all business segments in the Corporate Analysis group. Robert has been a Director and CFO of Perserbid, a software as a service platform focused on the construction industry (Johnson City, TN), from June 2017 to the present. He is a graduate of UNC-Chapel Hill Kenan-Flagler Business School and Vanderbilt University's Owen Graduate School of Management.

Matt Mayfield
Matt is a serial entrepreneur, focused on the tech and health industries. His sales and marketing talents enabled him to grow a business to $400k revenue in six months. From a leadership standpoint, he sits on multiple boards and guides strategic planning. Matt also holds 2 patents and has designed and implemented an app. From July 2014 to May 2016 Matt was the International Sales Manager for Redtail Telematics Corp, an automotive fleet tracking company (San Diego, CA), growing top line revenue through targeted sales tactics. From July 2016 to October 2016, he was the National Manager at Weck Method, an obstacle race fitness company (San Diego, CA), handling product management. From October 2016 through the present, Matt is the Executive Director of the EPIC Series, a fitness company, focused on strategic marketing and growing sales. Additionally, Matt is a Director and COO of Perserbid, a software as a service platform focused on the construction industry (Johnson City, TN), from June 2015 to the present. As COO, he focuses on customer acquisition and retention systems.

Number of Employees: 3

Related party transactions

At July 31, 2017, a note receivable in the amount of $50,071.23, including $71.23 of accrued interest, was due from Matt Mayfield, COO of Perserbid. The interest rate is 4.0% and is due by December 31, 2018. The note was accepted in lieu of cash for issuance of Class A shares of common stock. At September 13, 2017, Matt Mayfield, COO of Perserbid, transferred Class A shares of common stock to Robert Pryately, CFO of Perserbid, in return for full assumption of the note payable ($50,000.00 + $143.45 of accrued interest) to be paid under an accelerated timeline, now, due October 31, 2017. At September 22,2017, a payment for the majority of the note payable, $26,000, was received by the company.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Control risk** The current executive team owns all shares outstanding and Edwin Williams owns a majority stake in the company. The interests of the majority may differ from any minority shareholder and control abilities to alter that course are limited.
- **There are several existing competitors in this space with broader resources.** We will compete with larger, established lead service companies who currently have offerings on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the services developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **This is a early stage company.** The company has limited history, customers, and revenues. If you are investing in this company, it's because you think our services are a good idea, that we will be able to successfully market and sell our services, that we can price it right and sell it to enough people so that the company will succeed. We have never turned a profit and there is no assurance that we will ever be profitable.
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to scale up or continue operations.** We will require significant capital to commence commercial expansion of our of services. We may need to raise money from bank loans, future sales of securities or some combination thereof. There is no guarantee that we may be able to raise additional capital.
- **Securities are Highly Illiquid** Securities acquired in regulation crowdfunding have specific limitations on resale to specific individuals and/or for specific periods of time. There can be no assurances that any marketplace will develop for secondary trading liquidity or that the company will repurchase shares. Additionally, the company has no plans to seek out any acquisition candidate.
- **Any valuation at this stage is pure speculation.** Start-up companies and other speculative investments should be thought of as high risk. There can be no assurances of future valuation increases or return of capital.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections.
- **Business Concentration** Our business is currently concentrated in the east TN area. Any localized or regional changes could disrupt our customer base.
- **Technology Risk** Many of our growth assumptions are tied to being able to

expand on our existing technology base. Any delay in our development cycle could impact the value of your investment. Additionally, as our product is software based, hacking could compromise the operations, cash, flows, and security of the site.

- **Third Parties** We rely on third parties to provide essential services to the business. It is possible that these third parties will fail to perform or perform in an unacceptable manner. It is possible that we may experience delays, errors, or other problems that materially impacts our business. In particular, we currently use a third party software development firm in Tennessee for the majority of our development. A disruption in this suppliers business or at any of our key suppliers could materially impact our business.
- **Key Personnel** Our ability to attract and retain key personnel could harm our business. We currently have 3 executive team members, Edwin Williams, Robert Pryately, and Matt Mayfield, and anticipate needing to hire additional employees as the company grows. Some of the executive team knowledge base and skills may be irreplaceable should we fail to retain these employees. Moreover, we may not be able to locate or attract replacement and/or additional qualified employees when we need them.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Edwin Williams, 60.0% ownership, Class A Voting Common Shares
- Robert Pryately, 30.0% ownership, Class A Voting Common Shares
- Matt Mayfield, 10.0% ownership, Class A Voting Common Shares

Classes of securities

- Class B Non-Voting Common Shares: 0

Voting Rights of Class B Common Stock

The holders of Class B Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. One A share of common stock is the economic equivalent of 100 B shares of common stock. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. One A share of common stock is the economic equivalent of 100 B shares of common stock.

Conversion

Our Class B Common Stock is not convertible into any other shares of our capital stock. Each share of Class A Common Stock shall convert automatically into 100 Shares of Class B Common Stock upon any transfer, whether or not for value, except for certain transfers described in our Bylaws, including the following:

- Transfers between Class A Common Shareholders, currently Edwin Williams, Robert Pryately, and Matthew Mayfield.

The death of any natural person who is a holder of Class A Common Stock will result in the conversion of his or her shares of Class A Common Stock to Class B Common Stock.

Dual Class Structure

As discussed above, our Class A Common Stock has one vote per share while Class B Common Stock has zero votes per share. After the offering, 100% of our Class A Common Stock will be controlled by our founders, executive officers, and employees, representing 100% of the voting power of our outstanding capital stock. Because of our dual class structure, our founders, executives, and employees may continue to be able to control all voting matters even if they come to own less than 50% of the shares of outstanding common stock. This concentrated control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other stockholders view as beneficial.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

For any investor purchasing and/or holding less than 5,000 Class B non-voting shares, the company retains a call option to repurchase these shares at a 50% valuation premium ($1.50/share) for 2 years after the closing of the raise.

- Class A Voting Common Shares: 100,000

  Voting Rights of Class A Common Stock

  The holders of shares of the Company's A Common Stock, no par value per share are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  Dividend Rights

  Holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. One A share of common stock is the economic equivalent of 100 B shares of common stock. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  Rights to Receive Liquidation Distributions

  Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. One A share of common stock is the economic equivalent of 100 B shares of common stock.

  Conversion

  Our Class B Common Stock is not convertible into any other shares of our capital stock. Each share of Class A Common Stock shall convert automatically into 100 Shares of Class B Common Stock upon any transfer, whether or not for value, except for certain transfers described in our Bylaws, including the following:

  - Transfers between Class A Common Shareholders, currently Edwin Williams, Robert Pryately, and Matthew Mayfield.

  The death of any natural person who is a holder of Class A Common Stock will result in the conversion of his or her shares of Class A Common Stock to Class B Common Stock.

  Dual Class Structure

  As discussed above, our Class A Common Stock has one vote per share while Class B Common Stock has zero votes per share. After the offering, 100% of our

Class A Common Stock will be controlled by our founders, executive officers, and employees, representing 100% of the voting power of our outstanding capital stock. Because of our dual class structure, our founders, executives, and employees may continue to be able to control all voting matters even if they come to own less than 50% of the shares of outstanding common stock. This concentrated control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other stockholders view as beneficial.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, currently the founders, and potentially a limited number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Class B Non-Voting Common Shares, you will have no voting rights. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. Full year financial reviews cover the periods ending 12-31-15 and 12-31-16. Additionally, an 2017 interim financial review covering the first 7 months of 2017 has been included.

Financial Condition

Results of Operation

We have not yet generated any significant revenues and do not anticipate doing so until we have completed the building and launch of our website, which occurred on August 13, 2017.

For 2015, the company had a net loss of $8,445.15, mainly due to Advertising & Marketing, and Professional Fees.

For 2016, the company had a net loss of $7,828.93, mainly due to Office Expenses, Advertising & Marketing, and Professional Fees.

For Interim 2017 through 7-31-17, the company had a net loss of $7,277.45, mainly due to Advertising & Marketing, and Office Expenses.

The company's main use of cash to date has been investing activities in developing the website.

For 2015, the company invested $25,559.54 in development activities.

For 2016, the company invested $18,251.43 in development activities.

For Interim 2017 through 7-31-17, the company invested $30,178.42 in development activities.

We anticipate website and app development activities being one of our main areas of spending moving forward. We anticipate greatly expanding our marketing spending. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can continue to improve features, expand our market presence, and operate the business for 18 months without needing additional financing.

Financial Milestones

The company recently launched its platform in August 2017. Prior to that, the only revenue was from the platform's trial stage. The company expects to continue to invest in product development and cannot guarantee that internal revenue estimates will meet or exceed product development and other operational expenses.

The company is and has been investing more in website development and is spending more on marketing and other expenses than generating in cash flow from operations. The company expects this situation to continue for at least the next 18 months as we expand our user base and market presence.

Liquidity and Capital Resources

Prior to launch in August 2017, the company generated operating losses, mainly due to professional fees and marketing expenses. Additionally, the company is currently generating operating losses and may require the continued infusion of new capital to continue investing in product development and business operations. If the company is successful in this offering, we may seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

The company has never had any short-term or long-term debt. Cash generation to date has mainly been from the common stock equity sales.

As of 12-31-15 Perserbid LLC had $267.14 in cash.

As of 12-31-16 Perserbid LLC had $960.68 in cash.

As of 7-31-17 Perserbid Inc had $32,777.26 in cash.

Indebtedness

The company has no short-term nor long-term debt.

Recent offerings of securities

None

Valuation

$10,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Gross Raise:	**$10,000**	**$1,070,000**
StartEngine Fees (6% total fee)	$600 (6%)	$64,200 (6%)
Professional Fees	$8,000	$8,000
Net Proceeds	**$1,400**	**$995,800**
Use of Net Proceeds (18 months):		
Web and App Development	$700	$300,000
Marketing	$700	$300,000
Founder Salaries	$0	$180,000
Sales and Community Managers	$0	$180,000
Office Space	$0	$25,000
Working Capital Reserve	$0	$10,800

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (maximum regulation crowdfunding amount) in this offering through Regulation Crowdfunding. We may not close our offering if we do not reach closer to the maximum amount. If we manage to raise our over-allotment amount of $1,070,000, we believe the amount will last us 18 months and plan to use the net proceeds of approximately $1,000,000 over the course of that time mainly as follows:

Continued Web Development, iOS and Android App's to broaden communication channels between homeowners and contractors.

Marketing: Major Focus Areas Are: Facebook Marketing, Trade Shows, Pop-Up Neighborhood Events, Contractor Meetings, and Crowdfunding Perks.

Founder Salaries: 18 months of full-time hustle from Edwin, Matt, and Robert. This is substantially less than our market rates. We are focused on making this work for all of us.

Sales and Community Managers: Hiring for additional bandwidth in sales, customer service, and community engagement.

The identified uses of proceeds are estimates and subject to change by the directors and executive officers of the company based on business needs at that time.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. The company expects to pay a salaried compensation to the three team members of $40,000 per year each.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.perserbid.com in the section labeled annual reports within 120 days of the issuer's most recent fiscal year or as required by regulation crowdfunding. The company may seek to limit or buyout minor investors over time to give flexibility to the company's public reporting requirements.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Perserbid Inc.

[See attached]

Perserbid

4 Phillip Court ~ Johnson City, TN 37604
423-454-1545
www.perserbid.com

September 7, 2017

Documents included in this PDF:

Perserbid

Perserbid, LLC
Johnson City, Tennessee

Financial Statements
December 31, 2016 and 2015

Financial Statement Prepared By:
James P Cline CPA PC
CERTIFIED PUBLIC ACCOUNTANT
140 Old Gray Station Road Suite 100 Gray TN 37615

Perserbid, LLC
Johnson City, Tennessee
Table of Contents
December 31, 2016 and 2015

James P Cline CPA PC
CERTIFIED PUBLIC ACCOUNTANT

Member of Tennessee Society of Certified Public Accountants

140 Old Gray Station Road • Suite 100 • Gray, TN 37615
(423) 477-0100 Fax (423) 477-0106
jim@clinecpa.com

Member of American Institute of Certified Public Accountants

September 5, 2017

Independent Accountant's Review Report

To the Member
Perserbid, LLC.
Johnson City, Tennessee

We have reviewed the accompanying financial statements of Perserbid, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of income and member's capital and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

James P Cline CPA PC
James P Cline CPA PC
Gray, Tennessee

Balance Sheets

Perserbid, LLC
Johnson City, Tennessee
Balance Sheets
December 31, 2016 and 2015

Exhibit A

Assets

	2016	2015
Current Assets		
Cash	$ 960.68	$ 267.14
Total Current Assets	$ 960.68	$ 267.14
Other Assets		
Website Development Costs	69,823.04	51,571.61
Total Other Assets	$ 69,823.04	$ 51,571.61
Total Assets	$ 70,783.72	$ 51,838.75

Liabilities and Member's Capital

	2016	2015
Total Liabilities	$ 0.00	$ 0.00
Member's Capital		
Capital	70,783.72	51,838.75
Total Member's Capital	$ 70,783.72	$ 51,838.75
Total Liabilities and Member's Capital	$ 70,783.72	$ 51,838.75

See independent accountant's review report and notes to financial statements

Perserbid, LLC
Johnson City, Tennessee
Statements of Member's Capital
For the Years Ended December 31, 2016 and 2015

Exhibit B

		2016		2015
Member's Capital: Beginning of Year	$	51,838.75	$	26,044.84
Capital Contributions		26,773.90		34,239.06
Net Loss		(7,828.93)		(8,445.15)
Members's Capital: End of Year	$	70,783.72	$	51,838.75

See independent accountant's review report and notes to financial statements

Perserbid, LLC
Johnson City, Tennessee
Income Statements
For the Years Ended December 31, 2016 and 2015

Exhibit C

	2016	2015
Revenue: Commissions and Fees	$ 283.19	$ 0.00
Cost of Goods Sold	0.00	0.00
Gross Profit	$ 283.19	$ 0.00
Operating Expenses	8,116.28	8,445.17
Loss from Operations	$ (7,833.09)	$ (8,445.17)
Other Income and (Expense)		
Nonoperating Income	$ 4.16	$ 0.02
Nonoperating Expense	0.00	0.00
Total Other Income (Expense)	$ 4.16	$ 0.02
Net Loss	(7,828.93)	(8,445.15)

See independent accountant's review report and notes to financial statements

Perserbid, LLC
Johnson City, Tennessee
Statement of Cash Flows
For the Years Ended December 31, 2016 and 2015

Exhibit D

	2016	2015
Cash Flows from Operating Activities		
Net Loss	$ (7,828.93)	$ (8,445.15)
Net Cash Used by Operating Activities	$ (7,828.93)	$ (8,445.15)
Cash Flows from Investing Activities		
Website Development	(18,251.43)	(25,559.54)
Net Cash Used by Investing Activities	$ (18,251.43)	$ (25,559.54)
Cash Flows from Financing Activities		
Capital Contributions	26,773.90	34,239.06
Net Cash Provided by Financing Activities	$ 26,773.90	$ 34,239.06
Inecrease in Cash	$ 693.54	$ 234.37
Cash - Beginning of Year	267.14	32.77
Cash - End of Year	$ 960.68	$ 267.14
Other Required Disclosures		
Income Taxes Paid:	$ 0.00	$ 0.00
Interest Paid:	$ 0.00	$ 0.00
Noncash Transactions		
None		

See independent accountant's review report and notes to financial statements

Note 1 Significant Accounting Policies

Entity

Perserbid, LLC, is a Tennessee Limited Liability Company with its main office in Johnson City, Tennessee. The fiscal year end of the Company is December 31st.

Date of Formation	February 10, 2014
Place of Formation	Tennessee
Duration	Perpetual

See Note 3 for subsequent event disclosures.

Business Activities

The Company is in the process of becoming an online marketplace for connecting homeowners and local contractors. The online marketplace will provide a place for homeowners to create a project for local contractors to bid on. The homeowner then compares and awards the job to the chosen contractor. The online marketplace will offer security to both parties by holding payment until certain milestones are met.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting and Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

The company will recognize revenue from online marketplace commissions and fees when earned.

Note 1 Significant Accounting Policies (Continued)

Cash

Cash consists of cash on hand and cash in bank.

Website Development

Costs incurred during the graphic development, website application, infrastructure development, functionality upgrades, and enhancement stages are capitalized. Once the website is launched, the capitalized costs will be amortized over the estimated useful life of the website. Registration fees and costs during the operating stage will be expensed as incurred.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided by the straight-line and declining balance methods over the estimated useful lives of the assets. Fixed assets in excess of $2,500.00 with a useful life of more than one year are capitalized.

Income Taxes

The Company is organized as a single-member limited liability company and is not a tax paying entity for federal income tax purposes. Therefore, no provision for federal income tax has been included in the financial statements. For federal purposes, the Company's earnings and losses are included on the personal tax return of the member and taxed depending on the member's personal tax situation. For Tennessee income tax purposes, the earnings will generally be exempt from income tax. Therefore, no provision for state income tax has been included in the financial statements.

The member and the Company file income tax returns in the federal and Tennessee jurisdictions. The Company takes a conservative approach to tax planning and avoids aggressive tax plans that do not meet the "reasonably possible" standard as defined under FASB guidance for Income Tax Disclosures. Should any adjustments of tax, related penalties and interest be incurred as a result of a tax position, the amounts will be reported as additional income tax in the period assessed. For the years ended December 31, 2016 and 2015, there were no tax related interest and penalties.

Advertising Costs

Advertising and promotional costs are charged to expense as incurred.

Note 1 Significant Accounting Policies (Continued)

Date of Management Review

Subsequent events have been evaluated through September 5, 2017, which is the date the financial statements were available to be issued. See note 3 for disclosure of subsequent events.

Note 2 Concentrations of Risk

Cash

From time to time, cash balances may exceed federally insured limits.

Note 3 Subsequent Events

On May 8, 2017, the Company filed documents with the Tennessee Secretary of State to undergo a statutory conversion. Therefore, the original limited liability company was converted to a corporation. Under Tennessee law, the corporation is deemed to be the same entity as the limited liability company that existed before the conversion. All assets, liabilities and obligations are automatically transferred at time of conversion. There is no expected gain or loss on this event.

On August 2, 2017, the board of directors authorized the Company to pursue equity crowd funding for the purpose of raising operating capital. The Company's ability to continue as a going concern or achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

Note 11 Other Required Disclosures

Total advertising and promotion costs for the years ended December 31, 2016 and 2015 were $2,678.96 and $3,135.16, respectively.

Supplementary Information

Perserbid, LLC
Johnson City, Tennessee
Schedule of Operating Expenses
For the Years Ended December 31, 2016 and 2015

Schedule 1

	2016	2015
Operating Expenses		
Advertising and Marketing	$ 2,678.96	$ 3,135.16
Bank Charges	0.00	18.65
Dues and Subscriptions	0.00	1,380.00
Office Expenses	3,451.61	487.32
Professional Fees	1,100.00	3,065.00
Taxes and Licenses	407.05	100.00
Website Costs	478.66	259.04
Total	$ 8,116.28	$ 8,445.17
Nonoperating Income		
Interest Income	$ 4.16	$ 0.02

See independent accountant's review report and notes to financial statements

Perserbid

Perserbid, Inc.
Johnson City, Tennessee

Financial Statements
July 31, 2017

Financial Statement Prepared By:
James P Cline CPA PC
CERTIFIED PUBLIC ACCOUNTANT
140 Old Gray Station Road Suite 100 Gray TN 37615

Perserbid, Inc.
Johnson City, Tennessee
Table of Contents
July 31, 2017

James P Cline CPA PC
CERTIFIED PUBLIC ACCOUNTANT

Member of Tennessee Society of Certified Public Accountants

140 Old Gray Station Road • Suite 100 • Gray, TN 37615
(423) 477-0100 Fax (423) 477-0106
jim@clinecpa.com

Member of American Institute of Certified Public Accountants

September 5, 2017

Independent Accountant's Review Report

To Management
Perserbid, Inc.
Johnson City, Tennessee

We have reviewed the accompanying financial statements of Perserbid, Inc. (a corporation), which comprise the balance sheet as of July 31, 2017, and the related statements of income and equity and cash flows for the seven-month period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

James P Cline CPA PC

James P Cline CPA PC
Gray, Tennessee

Balance Sheet

Perserbid, Inc.
Johnson City, Tennessee
Balance Sheet
July 31, 2017

Exhibit A

Assets

Current Assets				
Cash	$	32,777.26		
Total Current Assets			$	32,777.26
Other Assets				
Note Receivable: Shareholder	$	50,071.23		
Website Development Costs		100,001.46		
Deferred Tax Asset		416.00		
Total Other Assets				150,488.69
Total Assets			$	183,265.95

Liabilities and Stockholders' Equity

Current Liabilities				
Accounts Payable	$	10,000.00		
Accrued Taxes		100.00		
Total Current Liabilities			$	10,100.00
Total Liabilities			$	10,100.00
Stockholders' Equity				
Common Stock: Class A	$	174,781.50		
Retained Earnings		(1,615.55)		
Total Stockholders' Equity				173,165.95
Total Liabilities and Stockholders' Equity			$	183,265.95

See independent accountant's review report and notes to financial statements

Perserbid, Inc.
Johnson City, Tennessee
Statement of Equity
For the Seven-Month Period Ended July 31, 2017

Exhibit B

	Common Stock: Class A	Corporate Retained Earnings	LLC Member's Capital	Total
Equity: Beginning of Period	$ 0.00	$ 0.00	$ 70,783.72	$ 70,783.72
Capital Contributions	0.00	0.00	9,659.68	9,659.68
Net Loss	0.00	(1,615.55)	(5,661.90)	(7,277.45)
Subtotal	$ 0.00	$ (1,615.55)	$ 74,781.50	$ 73,165.95
Entity Conversion: LLC to Corporation	74,781.50	0.00	(74,781.50)	0.00
Issuance of Common Stock	100,000.00	0.00	0.00	100,000.00
Equity: End of Period	$ 174,781.50	$ (1,615.55)	$ 0.00	$ 173,165.95

Perserbid, Inc.
Johnson City, Tennessee
Income Statement
For the Seven-Month Period Ended July 31, 2017

Exhibit C

Revenue: Commissions and Fees			$	0.00
Cost of Goods Sold				0.00
Gross Profit			$	0.00
Operating Expenses				7,776.56
Loss from Operations			$	(7,776.56)
Other Income and (Expense)				
Nonoperating Income	$	83.11		
Nonoperating Expense		0.00		
Total Other Income (Expense)				83.11
Loss Before Tax			$	(7,693.45)
Income Tax				
Federal Tax Benefit		284.00		
State Tax Benefit	$	132.00		
Total Income Tax				416.00
Net Loss			$	(7,277.45)

See independent accountant's review report and notes to financial statements

Perserbid, Inc.
Johnson City, Tennessee
Statement of Cash Flows
For the Seven-Month Period Ended July 31, 2017

Exhibit D

Cash Flows from Operating Activities		
Net Loss		$ (7,277.45)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities		
Changes in:		
Note Receivable	$ (71.23)	
Accounts Payable	10,000.00	
Accrued Expenses	100.00	
Deferred Tax	(416.00)	
Total Adjustments		9,612.77
Net Cash Provided by Operating Activities		$ 2,335.32
Cash Flows from Investing Activities		
Website Development	$ (30,178.42)	
Net Cash Used by Investing Activities		(30,178.42)
Cash Flows from Financing Activities		
Issuance of Common Stock: Class A	$ 50,000.00	
Capital Contributions from Member Prior to Conversion	9,659.68	
Net Cash Provided by Financing Activities		59,659.68
Increase in Cash		$ 31,816.58
Cash - Beginning of Year		960.68
Cash - End of Year		$ 32,777.26

Other Required Disclosures

Income Taxes Paid: None

Interest Paid: None

Noncash Transactions

The Company accepted a note receivable in the amount of $50,000.00 in exchange for issuing 20,000 shares of Class A common stock.

Note 1 Significant Accounting Policies

Entity

Perserbid, Inc., is located in Johnson City, Tennessee. The Company, at inception, was a Tennessee Limited Liability Company. On May 8, 2017, the Company filed documents with the Tennessee Secretary of State to undergo a statutory conversion. Therefore, the original limited liability company was converted to a corporation. Under Tennessee law, the corporation is deemed to be the same entity as the limited liability company that existed before the conversion. All assets, liabilities, and obligations are automatically transferred at time of conversion.

Date of Formation (as a limited liability company)	February 10, 2014
Date of Conversion (to a corporation)	May 8, 2017
Place of Formation	Tennessee
Duration	Perpetual
Common Stock, Class A: Authorized	200,000 no par
Common Stock, Class A: Issued and Outstanding	100,000
Common Stock, Class B: Authorized	5,000,000 no par
Common Stock, Class B: Issued and Outstanding	None
Fiscal Year End	December 31st

Class A Stock shall have economic rights and exclusively possess all voting rights of the corporation.

Class B Stock shall have economic rights only and no voting rights.

Business Activities

The Company is in the process of becoming an online marketplace for connecting homeowners and local contractors. The online marketplace will provide a place for homeowners to create a project for local contractors to bid on. The homeowner then compares and awards the job to the chosen contractor. The online marketplace will offer security to both parties by holding payment until certain milestones are met.

The board of directors authorized the Company to pursue equity crowd funding for the purpose of raising operating capital. The Company's ability to continue as a going concern or achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

Note 1 Significant Accounting Policies (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting and Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

The company will recognize revenue from online marketplace commissions and fees when earned.

Cash

Cash consists of cash on hand and cash in bank.

Website Development

Costs incurred during the graphic development, website application, infrastructure development, functionality upgrades, and enhancement stages are capitalized. Once the website is launched, the capitalized costs will be amortized over the estimated useful life of the website. Registration fees and costs during the operating stage will be expensed as incurred.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided by the straight-line and declining balance methods over the estimated useful lives of the assets. Fixed assets in excess of $2,500.00 with a useful life of more than one year are capitalized.

Note 1 Significant Accounting Policies (Continued)

Income Taxes

During the period, the Company filed documents with the Tennessee Secretary of State to undergo a statutory conversion. Therefore, the Company's tax status changed during the period. Income tax is reported as follows:

Limited Liability Company: Through May 8, 2017, the Company was organized as a single-member limited liability company and was not a tax paying entity for federal income tax purposes. Therefore, no provision for federal income tax has been included in the financial statements through this period. For federal purposes, the Company's earnings and losses will be included on the personal tax return of the member and taxed depending on the member's personal tax situation. For Tennessee income tax purposes, the earnings will generally be exempt from income tax during this period. Therefore, no provision for state income tax has been included in the financial statements.

Corporation: After May 8, 2017, the Company is organized as a corporation and will be a tax paying entity for both federal and state purposes. After conversion, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related, primarily, to differences in the recognition of book and tax income. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company will begin filing federal income tax returns and continue to file Tennessee returns. The Company takes a conservative approach to tax planning and avoids aggressive tax plans that do not meet the "reasonably possible" standard as defined under FASB guidance for Income Tax Disclosures. Should any adjustments of tax, related penalties and interest be incurred as a result of a tax position, the amounts will be reported as additional income tax in the period assessed. For the seven-month period ended July 31, 2017, there were no tax related interest and penalties.

Advertising Costs

Advertising and promotional costs are charged to expense as incurred.

Date of Management Review

Subsequent events have been evaluated through September 5, 2017, which is the date the financial statements were available to be issued. See Note 6 for disclosure of a subsequent event.

Note 2 Concentrations of Risk

Cash

From time to time, cash balances may exceed federally insured limits.

Note 3 Income Tax Expense

Income Tax expense (benefit) related to current period activity reported on the income statement consists of:

Current Federal	$ 0.00
Deferred Federal	(284.00)
Current State	0.00
Deferred State	(132.00)
Total	$ (416.00)

The temporary differences and carryforwards that give rise to the deferred tax asset or (liability) are:

Federal Net Operating Loss Carryover: Expires 2032	$ 284.00
State Net Operating Loss Carryover: Expires 2037	132.00
Total	$ 416.00

Note 4 Common Stock

	Class A Shares	Class B Shares	Amount
Beginning Balance	0	0	$ 0.00
Entity Conversion	60,000	0	74,781.50
Issuance of Common Stock	40,000	0	100,000.00
Total	100,000	0	$ 174,781.50

Note 5 Related Party Transactions

At July 31, 2017, a note receivable in the amount of $50,071.23, including $71.23 of accrued interest, was due from a shareholder. The interest rate is 4.0% and is due by December 31, 2018. The note was accepted in lieu of cash for issuance of Class A shares of common stock.

Note 6 Subsequent Events

On August 2, 2017, the board of directors authorized the Company to pursue equity crowd funding for the purpose of raising operating capital. The Company's ability to continue as a going concern or achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

Note 7 Other Required Disclosures

Total advertising and marketing costs for the seven-month period ended July 31, 2017 were $5,351.10.

Supplementary Information

Perserbid, Inc.
Johnson City, Tennessee
Schedule of Operating Expenses
For the Seven-Month Period Ended July 31, 2017

Schedule 1

Operating Expenses		
Advertising and Marketing	$	5,351.10
Bank Charges		60.00
Office Expenses		1,176.19
Professional Fees		147.00
Taxes and Licenses		647.26
Travel Costs		17.00
Website Costs		378.01
Total	$	7,776.56
Nonoperating Income		
Interest Income	$	83.11

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Perserbid is pending **StartEngine Approval.**



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0
Investors

$0.00
Raised of $10K - $1.07M goal

Perserbid

Connecting Homeowners To Contractors

Small OPO · Johnson City, TN · Professional Services · US Investors Only

Perserbid
Personal Service Bidding

Overview | Team | Terms | Updates | Comments | Share



Connecting Homeowners With Local Contractors

Invest in Perserbid

Finding a contractor you can trust can be one of the greatest challenges for a homeowner. Sorting through names, gathering quotes, and putting large sums of money down upfront can feel like an impossible leap.

Enter Perserbid.


COMPANY
CLIENTS
CONTRACTORS

Perserbid's mission is to be the **trusted resource for people looking to own, maintain, or improve their home.** Our marketplace connects homeowners with contractors in their area and helps streamline communications and the payment process.

Perserbid allows homeowners to **create projects for contractors to bid on.** To help them in the process, the homeowner can post photos of the current space and describe what they want. Reliable contractors can browse jobs, communicate with homeowners about the jobs through our platform, and provide an estimate. Additionally, **our escrow system offers both parties security by holding payments until pre-negotiated milestones are met.**

We've done the legwork to make a stressful process easy!

Our job is to help service providers connect to customers in Northeast Tennessee more efficiently.

Investment

$1/share of Class B Common Stock (Non-Voting) | When you invest you are betting the company's future value will exceed ($10M + Amount Raised).

Perks/Conditions

Early Bird Perk - First 100 Investors Receive 2 Invitations to Investor Social.

$500 Perserbid Logo Knife (see picture in timeline) + 50% off homeowner platform usage fee for life.

$2,500 Perserbid Embroidered Golf Shirt + All Perks Above

$5,000 Invitation for 2 to Investor Social + All Perks Above

$15,000** Founding Investor Plaque, An Extra 2 Invitations to Investor Social + All Perks Above

$50,000** Personal Meeting with Management Team, Extra 25% Off Service Fees for Life (75% total discount) + All Perks Above

$100,000 Pro-Rata Rights*** + Extra 25% Service Fees for Life (No Homeowner Usage Fee for Life) + All Perks Above

**All perks occur after the offering has been completed.*

All investment levels come with 50% off homeowner platform usage fee for life. This designation is transferable to anyone within the first year after the close of equity crowdfunding. The perk remains with the original owner or whomever the owner transfers to, subject to the one year transferability period, for life, even if your shares are sold and/or repurchased by the company.

**We have applied and been approved for the TN Angel Tax Credit. This is a 33% credit against Hall income tax liability. Our ATC code is 17031. The investor must submit an application form for approval and do so within 60 days of investment. Form can be found here https://launchtennesseettdc.formstack.com/forms/atcinvestor. FAQ can be found here http://launchtn.org/investors/capital/angel-tax-credit/faqs/. We are not offering personal financial planning nor tax advice so please understand if/how this applies to your situation prior to investing.

***Pro-Rata Rights are defined as the option to purchase the same percentage of shares on future funding rounds. For instance, an investment of $100,000 divided by $11,070,000 post-money valuation would receive an option to buy .903% of future shares offered at the offered price at that time.

We've Taken Care Of Everything



Say you want to remodel your home. Where do you begin? You ask friends, you peruse the internet, and you get tips on what to look out for in your search. You're greeted by a deluge of warnings and advice. **So many people have been scammed:** they've dealt with jobs that went months longer than forecasted, they've hired the wrong contractor, they've gone over budgeted. They don't want you to fall prey to the same traps they did. You're given a long list of "Shoulds" and "Shouldn'ts" to begin your search.

"5 Things You Should Do Before Choosing A Contractor!"
"Don't make these common mistakes!"
"Avoid Scams by Following This List Of Rules!"

It can be very overwhelming. Perserbid is here to help. **We've listened to countless homeowners about the common mistakes they make when looking for a contractor and designed a solution to help**. With our service, users can skip the laborious steps of finding, calling, and explaining jobs to multiple firms. Additionally, **when you select a contractor, you'll have the peace of mind of knowing your money will only flow to the contractor after the mutual milestones you agree to beforehand are completed.**

When Finding A Contractor You *Should*

Collect Three Bids

- Most contracting blogs recommend you collect at least 3 bids from contractors in order to guarantee you choose the right one. But who has time to sift through all those bids, and make all those calls?

Protect Your Money

- How do you guarantee a job is finished timely if you have already paid the contractor upfront and in-full?

Collect References

- People recommend you collect references before beginning your search, but you can't always just rely on friends and family.

So Here's What We'll Do For You

We Will Collect Bids For You

- Perserbid is designed so that you only have to put out one proposal. Post photos of the space and describe what you are looking for. Then, sit back, and wait for contractors to connect with you so you don't have to do all the legwork. Post the job and wait for the bids to roll in.

We Will Protect Your Money - With The Escrow Fund

- At the start of a job with Perserbid, homeowners and contractors work together to establish mile markers. Then the homeowner puts their funds into an escrow protected by Perserbid. When the markers are hit, the funds are released. This provides security for both parties: Before the job starts, the contractor knows funds are there, and homeowners know they won't be released until they're ready.

We Will Collect References For You

- Perserbid promotes a review system so **you review contractors after each job and also see existing reviews and ratings from other users**. This growing network allows you another avenue to compare contractor bids and find the right contractor for you.

We'll Connect You With Anyone You Need

Landscapers



Plumbers



Electricians



Contractors... and more!



Perserbid Is Different

At Perserbid, we've made sure our site is **beneficial to both homeowners and contractors**. This way, we can allow the best contractors to **connect** with the best jobs. Our job posting and communication system helps **eliminate uncertainty** and misunderstandings. Our **escrow system** offers security to both parties by holding payment until certain milestones are met. Additionally, **our ratings and reviews** help homeowners choose the right person or company to work with.

What We Do For Contractors

We're here to help contractors find and connect with customers. Our platform allows local jobs to be viewed anywhere along with key descriptive information and photos. As necessary, contact the homeowner to discuss the job, visit the property, and prepare an estimate. After mutually agreeing on terms of the work, **we hold the payments in an escrow account.** This account lets you know that non-payment or late payments are no longer an issue. After you finish the project, just **rate and review the homeowner** and look for your next opportunity!


Browse Projects
Submit a Bid
Complete a Milestone
Get Paid
Review Homeowner

What We Do For Homeowners

We take the guesswork out of finding the perfect contractor for your job. Post your project and wait for the bids to roll in. Compare the offers you receive from contractors to find the right fit. **It's that simple.** Once the job is complete, rate your contractor and upload photos to help other homeowners find the right person for their job. With our secure escrow and rating system, you'll be safe in your search for the ideal contractor.


Post Project
Review Bids
Fund Escrow
Milestone Complete
Release Payment
Review Contractor

The Housing Market and Industry

The housing market and remodeling industry is booming, check out some statistics that go to show how much money is to be made in the remodeling industry connecting workers to owners.

Home Remodeling Is A Massive Industry

- Remodeling activity has hit a new high, as conditions have increased 8.7% since the previous peak in 2007 and show no signs of stopping
- Nationally, Home Remodeling accounts for a $300B industry.
- According to the Northeast Tennessee Association of Realtors existing home sales showed a 16.8% increase in 2015
- The Home Improvement Products market grew by 5.9% between 2010 and 2015.



With All Segments Growing, the Home Remodeling Market Has Surpassed Its Previous Peak
Billions of Dollars
400
350
300
250
200
150
100
50
0
2001
2003
2005
2007
2009
2011
2013
2015
217
23
25
34
135
232
25
32
37
138
289
18
31
43
197
318
20
33
46
220
277
21
34
47
175
284
21
31
50
182
304
22
32
52
198
340
24
38
57
221
Owner Improvements
Rental Improvements
Owner Maintenance
Rental Maintenance
Sources: JCHS analysis of US Department of Housing and Urban Development (HUD), American Housing Surveys; US Department of Commerce, Retail Sales of Building Materials and Survey of Expenditures for Residential Improvement and Repairs (C-50); and JCHS Research Notes, October 2010 and April 2016.



Homeowner Improvement Spending Is Poised for Solid Growth Over the Coming Decade
2015 Dollars
Billion of 2015 Dollars
Average Owner Spending (Left axis)
Market Size (Right axis)

Perserbid Is Out In The Community



Perserbid kicks off at our launch party with founder Edwin



Perserbid

Perserbid was at the Knoxville Fall Home Show!



We're here to help you make home improvement easy!



Business Journal
The Entrepreneurs

Front Page Feature on Tri-Cities Business Journal

Perserbid

Perserbid Launches on StartEngine!

Perserbid seeks a minimum of $10,000 and maximum of $1.07M from everyday investors to more quickly bring our services to you.

Perserbid
Personal Service Bidding

Perserbid LLC Founded

Edwin Williams started bootstrapping his way through, learning coding while conducting market research.



Work Starts Being Posted

Jobs Start Posting to Site



Perserbid Expands to Chattanooga - (Anticipated)

We expect to use crowdfunding raise to continue expanding our markets. Chattanooga is our third region!

February 2014 · 2016 · June 2017 · August 2017 · August 2017 · August 2017 · Fall 2017 · November 2017 · Q1 2018 · Q3 2018



Beta Customers

Beta customers use site.



Launched Website

Launched Website and Excited to Serve the Tri-Cities!



Market Expansion in the Works

Team Starts Raising Awareness in the Knoxville Area - First Expansion Market


Perserbid

Successful Crowdfunding Raise Propels Perserbid - (Anticipated)

Perserbid launches on Startengine to take us to the next level!



Atlanta Launch - (Anticipated)

We expect to continue expanding into the Atlanta region.

Meet the Founder



Edwin Williams

CEO/Director

Edwin founded Perserbid and worked through proof-of-concept and managed beta users. He also recruited Robert and Matt to complement overall team skills. Entrepreneurial activities are at his core. He is also the co-founder of Startup Tri-Cities, establishing and growing an entrepreneurial ecosystem in Northeast TN. This ecosystem should pay dividends as a local recruitment base as we expand our staffing needs. Edwin has been the President, CEO and Director of Perserbid LLC since it's inception in 2014 and managed the conversion to Perserbid Inc in 2017. Edwin continues to lead the company has President and CEO today. He loves activities such as kickball, cycling, and MMA.

And the Rest of the Team



Robert Pryately

CFO/Director

Robert is a multifaceted yet disciplined businessman, with a passion for changing the world and internally, talent development. He brings robust set of experience across both small and large organizations in sales, account management, and financial analysis. From 2007-2014 Robert worked at Kinexo, formerly International Traders Inc, a redistributor focused on the food and hospitality industries. He began his career as a Business Analyst and continued as a National Account Manager, managing corporate relationships. From 2014-2016 Robert was a full-time MBA student at Vanderbilt Owen Graduate School of Management, graduating in May 2016. From June 2016 to June 2017, he held two financial analysis positions at Eastman Chemical Company. From June 2016 to December 2016 he analyzed a $200M+ annual business unit and from December 2016 to June 2017 he worked across all business segments in the Corporate Analysis group. Rober has been a Director and CFO of Perserbid, from June 2017 to the present. He is a graduate of UNC-Chapel Hill Kenan-Flagler Business School and Vanderbilt University's Owen Graduate School of Management.



Matt Mayfield

COO/Director

Matt is a serial entrepreneur, focused on the tech and health industries. His sales and marketing talents enabled him to grow a business to $400k revenue in six months. From a leadership standpoint, he sits on multiple boards and guides strategic planning. Matt also holds 2 patents and has designed and implemented an app. From July 2014 to May 2016 Matt was the International Sales Manager for Redtail Telematics Corp, growing top line revenue through targeted sales tactics. From July 2016 to October 2016, he was the National Manager at Weck Method, handling product management. From October 2016 through the present, Matt is the Executive Director of the EPIC Series, a fitness company, focused on strategic marketing and growing sales. Additionally, Matt is a Director and COO of Perserbid, from June 2015 to the present. As COO, he focuses on customer acquisition and retention systems.

Offering Summary

Maximum 1,070,000 shares of common stock ($1,070,000)

Minimum 10,000 shares of common stock ($10,000)

Company	Perserbid Inc
Corporate Address	4 Phillip Court, Johnson City, TN 37604
Description of Business	Bidding System for Homeowners to Find, Select, and Review Contractors
Type of Security Offered	Class B Common Stock (Non-Voting)
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$500 or 500 Shares

*For any investor purchasing and/or holding less than 5,000 Class B non-voting shares, the company retains a call option to repurchase these shares at a 50% valuation premium ($1.50/share) for 2 years after the closing of the raise.

Perks/Conditions

Early Bird Perk - First 100 Investors Receive 2 Invitations to Investor Social.

$500 Perserbid Logo Knife (see picture in timeline) + 50% Off Homeowner Platform Usage Fee for Life

$2,500 Perserbid Embroidered Golf Shirt + All Perks Above

$5,000 Invitation for 2 to Investor Social + All Perks Above

$15,000 Founding Investor Plaque, An Extra 2 Invitations to Investor Social + All Perks Above**

$50,000 Personal Meeting with Management Team, Extra 25% Off Service Fees for Life (75% total discount) + All Perks Above**

$100,000 Pro-Rata Rights* + Extra 25% Service Fees for Life (No Homeowner Usage Fee for Life) + All Perks Above**

**All perks occur after the offering has been completed.*

All investment levels come with 50% of homeowner platform usage fee for life. This designation is transferable to anyone within the first year after the close of equity crowdfunding. The perk remains with the original owner or whomever the owner transfers to, subject to the one year transferability period, for life, even if your shares are sold and/or repurchased by the company.

****We have applied and been approved for the TN Angel Tax Credit. This is a 33% credit against Hall income tax liability. Our ATC code is 17031. The investor must submit an application form for approval and do so within 60 days of investment. Form can be found here https://launchtennesseettdc.formstack.com/forms/atcinvestor. FAQ can be found here http://launchtn.org/investors/capital/angel-tax-credit/faqs/. We are not offering personal financial planning nor tax advice so please understand if/how this applies to your situation prior to investing.**

*****Pro-Rata Rights are defined as the option to purchase the same percentage of shares on future funding rounds. For instance, an investment of $100,000 divided by $11,070,000 post-money valuation would receive an option to buy .903% of future shares offered at the offered price at that time.**

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. The company expects to pay a salaried compensation to the three team members of $40,000 per year each.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Hi. I am Edwin Williams, founder and CEO of Perserbid. You are probably wondering, why Perserbid? Well, that's simple. We offer a solution for you to manage work on your home through one simple solution. Post a job on our site, connect with the contractor, then follow, manage, and pay the contractor through one simple service. We are located in the beautiful Northeast Tennessee. The mountains here are lovely. I started Perserbid to help my mom fix up the house. Hi Mom! Are you tired of going through the hassle of finding new contractors to work on your home. What if there was a better way? With Perserbid, you will be able to find and manage work done on your home. That bathroom that your sister-in-law hates, update it. Create your job and upload photos of it to the site. Talk to and pick which contractors can come out and quote the job. When that's done, deposit the money in each milestone escrow. Gotta stay safe you know. And when it's all over, rate the contractor on their job. That wasn't so bad was it? We've already built the base platform and we are ready to take it to the next level. So help us help you make your house the way you want it and invest in Perserbid.

Hello. I'm Robert. What excites me most about working with Perserbid is working on a tool that I would actually use. This is a tool that will help save me time and alleviate some of my frustrations with the home improvement projects. Through equity crowdfunding, I invite you to help join us and share in our progress and expand our market reach.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Tennessee

Department of State
Corporate Filings
312 Rosa L. Parks Ave.
6th Floor, William R. Snodgrass Tower
Nashville, TN 37243

CERTIFICATE OF CONVERSION
(LLC into another Business Entity)

For Office Use Only

FILED

Pursuant to the provisions of §48-249-704 of the Tennessee Revised Limited Liability Company Act, the undersigned Limited Liability Company submits this certificate of conversion:

1. The current name of the of the domestic limited liability company (hereinafter referred to as the domestic LLC) is: Perserbid LLC.

   If different, the name of the domestic LLC under which its articles of organization were originally filed is: ______________.

2. The date of filing of the original articles of organization of the domestic LLC was: 2/10/2014 (month/day/year).

3. The name of the other business entity into which the domestic LLC is to be converted is Perserbid Inc, its jurisdiction of formation is Tennessee, and its business type is a Corporation.

4. All required approvals of the conversion have been obtained by the domestic limited liability company.

5. If the conversion is not to be effective upon the filing of the certificate of conversion, then the future effective date or time of the conversion is:
   Date: ______________, ______________ Time ______________

6. The following box must be checked and the mailing address provided if the domestic LLC is converting to a foreign entity:

☐The foreign entity agrees that it may be served with process in this State in any proceeding for the enforcement of any obligation of the domestic LLC arising prior to the date of the conversion, irrevocably appointing the Secretary of State as its agent to accept service of process in any such proceeding. The address (including zip code) to which a copy of such process shall be mailed to it by the Secretary of State is:

______________.

5/4/2017	Edwin Villi[signature]
Signature date	Signature
president	Edwin Villiams
Signer's capacity	Name (typed or printed)

SS-4269 (Rev. 06/07) Filing Fee $20 RDA 2458

CHARTER FOR-PROFIT CORPORATION (ss-4417)

Business Services Division
Tre Hargett, Secretary of State
State of Tennessee
312 Rosa L. Parks AVE, 6th Fl.
Nashville, TN 37243-1102
(615) 741-2286

Filing Fee: $100.00

For Office Use Only

The undersigned, acting as incorporator(s) of a for-profit corporation under the provisions of the Tennessee Business corporation Act, adopt the following Articles of Incorporation.

1. The name of the corporation is: Perserbid Inc

(NOTE: Pursuant to the provisions of T.C.A. §48-14-101(a)(1), each corporation name must contain the words "corporation", "incorporated", or "company" or the abbreviation "corp.", "inc.", or "co.")

2. Name Consent: (Written Consent for Use of Indistinguishable Name)

☒ This entity name already exists in Tennessee and has received name consent from the existing entity.

3. This company has the additional designation of: ______

4. The name and complete address of the initial registered agent and office located in the state of Tennessee is:

Name: Edwin Villiams
Address: 4 Phillip Court
City: Johnson City State: TN Zip Code: 37604 County: Washington

5. Fiscal Year Close Month: Dec **Period of Duration:** ☒ Perpetual ☐ Other ___/___/___ (Month Day Year)

6. If the document is not to be effective upon filing by the Secretary of State, the delayed effective date and time is:

(Not to exceed 90 days) Effective Date: ___/___/___ (Month Day Year) Time: ______

7. The corporation is for profit.

8. The number of shares of stock the corporation is authorized to issue is: 100,000

9. The complete address of its principal executive office is:

Address: 4 Phillir Court
City: Johnson City State: TN Zip Code: 37604 County: Washington

Note: Pursuant to T.C.A. §10-7-503 all information on this form is public record.

Submitter Information: Name: Edwin Villiams Phone #: (423) 454-1545

CHARTER FOR-PROFIT CORPORATION (ss-4417)

Business Services Division
Tre Hargett, Secretary of State
State of Tennessee
312 Rosa L. Parks AVE, 6th Fl.
Nashville, TN 37243-1102
(615) 741-2286

Filing Fee: $100.00

For Office Use Only

The name of the corporation is: Perserbid

10. The complete mailing address of the entity (if different from the principal office) is:
Address: ______________________
City: ______________ State: __________ Zip Code: ______________

11. List the name and complete address of each incorporator:

Name	Business Address	City, State, Zip
Edwin Williams	4 Phillip Court	Johnson City, TN, 37604

12. Professional Corporation: (required if the additional designation of "Professional Corporation" is entered in section 3.)
☐ I certify that this is a Professional Corporation.
Licensed Profession: ______________

13. Other Provisions:

Note: Pursuant to T.C.A. §10-7-503 all information on this form is public record.

5/4/2017
Signature Date

Edwin Williams
Incorporators's Signature

Edwin Williams
Incorporator's Name (printed or typed)

7027.2057, 02/10/2014, 09:33:07, Received by Tennessee Secretary of State Tre Hargett

ARTICLES OF ORGANIZATION

OF

PERSERBID LLC

FILED

The undersigned, acting as organizer of PERSERBID LLC ("LLC"), a limited liability company organized pursuant to Section 48-205-101 of the Tennessee Limited Liability Company Act, and as amended by the Tennessee Revised Limited Liability Company Act, hereby adopts the following Articles of Organization for the LLC:

1. The name of the Limited Liability Company is PERSERBID LLC.

2. The name and complete address of the Limited Liability Company's initial registered agent and office located in the State of Tennessee is:

   Edwin Williams, 4 Phillip Court, Johnson City, Washington County, Tennessee 37604

3. The Limited Liability Company will be member managed.

4. The number of members at the date and time of filing of these Articles is less than six.

5. The effective date of the creation of this company shall be upon filing of the articles by the Secretary of State.

6. The complete address of the Limited Liability Company's principal executive office is:

   4 Phillip Court, Johnson City, Washington County, Tennessee 37604

7. The duration of the LLC is perpetual.

8. No governor or member of this LLC shall be liable to the LLC or its members for monetary damages for a breach of fiduciary duty as a governor or member, except: (i) for any breach of the governor's or member's duty of loyalty to the LLC or its members; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) under T.C.A. §48-237-101; or (iv) for any act or omission occurring prior to the effective date of these Articles.

Dated: February 5, 2014

Edwin Williams

EDWIN WILLIAMS, Organizer

ROLL/IMG: 830/619-620

14003666

2 PGS:AL-ARTICLES OF ORGANIZATION	
AMY BATCH: 102343	03/14/2014 - 11:03 AM
VALUE	0.00
MORTGAGE TAX	0.00
TRANSFER TAX	0.00
RECORDING FEE	5.00
ARCHIVE FEE	0.00
DP FEE	2.00
REGISTER'S FEE	0.00
TOTAL AMOUNT	7.00

STATE OF TENNESSEE, WASHINGTON COUNTY

GINGER B. JILTON

REGISTER OF DEEDS

ARTICLES OF AMENDMENT
TO THE CHARTER OF
PERSERBID INC.
Tennessee Secretary of State Control No. 746891

The undersigned, PERSERBID INC. (the "Corporation"), for the purpose of amending its charter and pursuant to the provisions of the Tennessee Business Corporation Act, submits the following articles of amendment:

1. The name of the corporation is PERSERBID INC.

2. The number of shares in the corporation as stated in the original Charter shall be amended, and the corporation shall have two classes of shares as follows:

A. Common Stock, Class A. The Corporation shall be authorized to issue Two Hundred Thousand (200,000) shares of no par value Class A common stock ("Class A Stock"). Except as herein otherwise expressly provided, or as otherwise provided by the laws of Tennessee, the holders of the Class A Stock shall have economic rights and shall exclusively possess all of the voting rights of the Corporation for all voting purposes.

B. Common Stock, Class B. The Corporation shall be authorized to issue Five Million (5,000,000) shares of no par value Class B common stock ("Class B Stock"). The holders of the Class B Stock shall have economic rights only and shall have no voting rights. The holders of Class B Stock shall not be entitled to receive notice of any meetings of the shareholders of the Corporation.

3. Convertibility. Class A Stock shall automatically convert to Class B Stock upon the death or disability of a shareholder holding Class A Stock. The terms and conditions for conversion of Class A Stock shall be as set forth in the Corporation's Bylaws or Shareholder Agreement.

4. Preemptive Rights. The shareholders of Class A Stock shall have preemptive rights as set forth in the Corporation's Bylaws.

5. The foregoing Articles of Amendment were adopted by the unanimous consent of the shareholders on July 19, 2017.

In witness whereof, the undersigned corporation has caused these articles of amendment to be executed in its name by its President and attested by its Secretary.

Dated July 19, 2017.

PERSERBID INC.:

By: [signature]
Edwin Williams
Its: President

Attest:

[signature]
Secretary

ARTICLES OF AMENDMENT TO THE CHARTER FOR-PROFIT CORPORATION (ss-4421)

Business Services Division **Tre Hargett, Secretary of State** **State of Tennessee** 312 Rosa L. Parks Ave., 6th Fl. Nashville, TN 37243 (615) 741-2286 Filing Fee: $20.00	*For Office Use Only*

Pursuant to the provisions of T.C.A. § 48-24-106 the undersigned corporation adopts the following articles of amendment to its charter:

1. Please insert the name of the corporation as it appears on record: Perserbid Inc

   If Changing the name, insert the new name: ____________________

   Secretary of State control number (If known): 746891

2. If the document is not to be effective upon filing by the Secretary of State, the delayed effective date and time is:

   (Not to exceed 90 days) Effective Date: ____/____/____ (Month / Day / Year) Time: __________

3. Please insert any changes that apply:

   A. Principal Street Address: ____________________

   City: __________ State: TN Zip Code: __________ County: __________

   B. Registered Agent: ____________________

   C. Registered Address: ____________________

4. Other Provisions: Perserbid Inc retains a call option to repurchase the Class B shares of any shareholder owning less than 5,000 Class B shares at a valuation premium of 50% over valuation at time of issuance of the shares, which call option may be exercised by written notice to the shareholder during the 2 year call option and payment of the valuation and premium.

5. The amendment was duly adopted on: 9 / 29 / 2017 (Month / Day / Year)

   ☐ The incorporators without shareholder action, as such was not required.

   ☐ The board of directors without shareholder action, as such was not required.

   ☑ The shareholders.

Note: Pursuant to T.C.A. § 10-7-503 all information on this form is public record.

09/29/2017
Signature Date

[signature]
Signature

President
Signer's Capacity (if other than individual capacity)

Edwin Williams
Name (printed or typed)